UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 12, 2011

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: January 12, 2011	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

Issued by:	BHP Billiton Plc

Date:	6 January 2011

To:	London Stock Exchange

cc:	JSE Limited New York Stock Exchange

For Release:	Immediately

Contact:	Elizabeth Hobley +44 (0) 20 7802 4054

BHP Billiton Plc – Annual Information Update

BHP Billiton Plc (‘the Company’) announces that, in accordance with the requirements of Prospectus Rule 5.2, the information set out in Appendix 1 to this Update has been published or made available to the public over the twelve months to 31 October 2010 in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets. This Update is made pursuant to Prospectus Rule 5.2 and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained therein (except as expressly set out therein). The information referred to below is not necessarily up to date as at the date of this Update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this Update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

APPENDIX 1

1.	Regulatory announcements

The following announcements were made via a Regulatory Information Service on the dates indicated. Copies of these announcements can be viewed on the London Stock Exchange’s (LSE) website at www.londonstockexchange.co.uk under code BLT and on the Company’s website at www.bhpbilliton.com.

The Company has a secondary listing on JSE Limited (JSE) and the Company’s ADRs are listed on the New York Stock Exchange (NYSE). The announcements were also submitted to the JSE’s Stock Exchange News Service (SENS) under code BIBLT and the US Securities and Exchange Commission (SEC) under code BBL.

Date of publication	Description	LSE	NYSE	JSE	SEC

29/10/09	BHP Billiton Plc 2009 AGM Speech	x	x	x	x
10/11/09	Change in Director’s Interest - W Murdy	x	x	x	x
12/11/09	Change in Director’s Interest - D Argus	x	x	x	x
13/11/09	Change in Director’s Interest - A Boeckmann	x	x	x	x
24/11/09	Resignation of David Morgan as Director	x	x	x	x
26/11/09	BHP Billiton Limited 2009 AGM Speeches	x	x	x	x
26/11/09	BHP Billiton Limited 2009 AGM Presentation
26/11/09	Results of BHP Billiton’s 2009 AGMs	x	x	x	x
01/12/09	Final Notification of Interests - D Morgan	x	x	x	x
01/12/09	Final Notification of Interests - D Jenkins	x	x	x	x
02/12/09	Notification of Major Interest in Shares (Legal & General)	x	x	x	x
04/12/09	Notification of Major Interest in Shares (BlackRock)	x	x	x	x
06/12/09	BHP Billiton and Rio Tinto Sign Binding Agreements	x	x	x	x
08/12/09	Notification of Major Interest in Shares (Norges Bank)	x	x	x	x
09/12/09	Sale of Ravensthorpe Nickel Operation	x	x	x	x
11/12/09	Change in Director’s Interest - D Crawford	x	x	x	x
18/12/09	Notification of Change of Interests - A Calderon	x	x	x	x
18/12/09	Notification of Change of Interests - A Mackenzie	x	x	x	x
18/12/09	Notification of Change of Interests - A Vanselow	x	x	x	x
18/12/09	Notification of Change of Interests - K Wood	x	x	x	x
18/12/09	Notification of Change of Director’s Interests - M Kloppers	x	x	x	x
18/12/09	Notification of Change of Interests - M Randolph	x	x	x	x
18/12/09	Notification of Change of Interests - M Yeager	x	x	x	x
05/01/10	Notification of Change of Interests - M Kloppers	x	x	x	x
05/01/10	Approval for Antamina Expansion	x	x	x	x
07/01/10	Notification of Major Interest in Shares (Norges Bank)	x	x	x	x
20/01/10	BHP Billiton Production Report for Half Year Ended 31 December 2009	x	x	x	x
20/01/10	BHP Billiton Exploration and Development Report for the Quarter ended 31 Dec 2009	x	x	x	x

28/01/10	Plan of Arrangement to Acquire Athabasca Potash Inc	x	x	x	x
29/01/10	BHP Billiton Approves Funding for Further Growth at WA Iron Ore	x	x	x	x
29/01/10	Appointments to the BHP Billiton Board	x	x	x	x
03/02/10	Final Interests Notice - Paul Anderson	x	x	x	x
03/02/10	Final Interests Notice - Gail de Planque	x	x	x	x
03/02/10	Notification of Change of Interests - K Wood	x	x	x	x
10/02/10	BHP Billiton Results for Half Year Ended 31 December 2009	x	x	x	x
11/02/10	Notification of Major Interest in Plc Shares (Legal & General)	x	x	x	x
12/02/10	Notification of Change of Director’s Interests - A Boeckmann	x	x	x	x
17/02/10	Notification of Change of Director’s Interests - D Argus	x	x	x	x
18/02/10	Notification of Major Interest in Plc Shares (Legal & General)	x	x	x	x
24/02/10	Chairman Succession Date	x	x	x	x
26/02/10	Notice of Dividend Currency Exchange Rate (South African Rand)	x		x	x
08/03/10	Metallurgical Coal Negotiations Update	x	x	x	x
08/03/10	Notice of Dividend Currency Exchange Rate	x	x	x	x
10/03/10	Notification of Change of Interests - K Wood	x	x	x	x
10/03/10	Notification of Change of Interests - M Randolph	x	x	x	x
18/03/10	Chairman’s Letter to Shareholders	x	x	x	x
30/03/10	BHP Billiton Iron Ore Negotiations	x	x	x	x
31/03/10	Final Notice of Interests of Director - D Argus	x	x	x	x
31/03/10	Notice of Initial Interests of Director - M Broomhead	x	x	x	x
31/03/10	Notice of Initial Interests of Director - C Hewson	x	x	x	x
01/04/10	Notice of Change of Interests - A Calderon	x	x	x	x
01/04/10	Notice of Change of Interests - A Vanselow	x	x	x	x
01/04/10	Notice of Change of Interests - K Wood	x	x	x	x
01/04/10	Notice of Change of Interests - M Kloppers	x	x	x	x
01/04/10	Notice of Change of Interests - M Yeager	x	x	x	x
01/04/10	Notice of Change of Interests - M Randolph	x	x	x	x
13/04/10	Notice of Change of Director’s Interests - A Boeckmann	x	x	x	x
21/04/10	BHP Billiton Production Report for the Nine Months Ended 31 March 2010	x	x	x	x
21/04/10	BHP Billiton Exploration and Development Report for the Quarter ended 31 Mar 2010	x	x	x	x
03/05/10	BHP Billiton Disappointed with New Australian Mining Tax	x	x	x	x
17/05/10	Letter to BHP Billiton Shareholders	x	x	x	x
11/06/10	Letter to BHP Billiton Shareholders	x	x	x	x
17/06/10	Notice of Dividend and 2010 Annual General Meetings Dates	x	x	x	x
21/06/10	Agreement with the Govt of Western Australia to Amend Royalties	x	x	x	x

30/06/10	Response to Australian Competition Tribunal Rail Access Decision	x	x	x	x
01/07/10	Notice of Change of Interests - M Kloppers	x	x	x	x
02/07/10	Proposed Mineral Resource Rent Tax	x	x	x	x
02/07/10	BHP Billiton Encouraged by Australian Resources Tax Changes	x	x	x	x
06/07/10	Letter to BHP Billiton Shareholders	x	x	x	x
21/07/10	BHP Billiton Production Report for the Year Ended 30 June 2010	x	x	x	x
21/07/10	BHP Billiton Exploration and Development Report for the Quarter Ended 30 June 2010	x	x	x	x
17/08/10	Response to Speculation about BHP Billiton and Potash Corporation of Saskatchewan	x	x	x	x
18/08/10	BHP Billiton All Cash Offer to Acquire PotashCorp	x	x	x	x
18/08/10	All Cash Offer for PotashCorp - Investor Presentation	x	x	x	x
25/08/10	BHP Billiton Results for the Year Ended 30 June 2010	x	x	x	x
03/09/10	Notice of Dividend Currency Exchange Rate (South African Rand)	x	x	x	x
13/09/10	Notice of Dividend Currency Exchange Rate (AUD, GBP, NZD)	x	x	x	x
14/09/10	Notice of Change of Interests - A Calderon	x	x	x	x
14/09/10	Notice of Change of Interests - A Vanselow	x	x	x	x
14/09/10	Notice of Change of Interests - K Wood	x	x	x	x
14/09/10	Notice of Change of Interests - M Kloppers	x	x	x	x
14/09/10	Notice of Change of Interests - M Yeager	x	x	x	x
14/09/10	Notice of Change of Interests - M Randolph	x	x	x	x
20/09/10	Amendment and Variation of All Cash Offer to Acquire PotashCorp	x	x	x	x
22/09/10	BHP Billiton Plc - Annual Financial Report 2010	x	x	x	x
22/09/10	Notice of Interim Dividend Dates	x	x	x	x
23/09/10	Early Termination of HSR Waiting Period for Offer to Acquire PotashCorp	x	x	x	x
24/09/10	BHP Billiton Approves Macedon Gas Development	x	x	x	x
01/10/10	Notice of Change of Director’s Interests - M Kloppers	x	x	x	x
14/10/10	Response to German Federal Cartel Office Announcement	x	x	x	x
18/10/10	BHP Billiton and Rio Tinto Terminate Iron Ore Production Joint Venture	x	x	x	x
20/10/10	BHP Billiton Finance Limited - Annual Report	x		x
20/10/10	BHP Billiton Finance Plc - Annual Report	x		x
20/10/10	BHP Billiton Production Report for the Quarter Ended 30 Sept 2010	x	x	x	x
20/10/10	BHP Billiton Exploration and Development Report for the Quarter Ended 30 Sept 2010	x	x	x	x
20/10/10	BHP Billiton Finance Limited - Publication of Prospectus (EMTN)	x		x
20/10/10	BHP Billiton Finance Plc - Publication of Prospectus (EMTN)	x		x
21/10/10	BHP Billiton Plc AGM - Chairman and CEO Speeches	x	x	x	x

2.	Documents filed with the Registrar of Companies

The following documents were filed at Companies House on the dates indicated. Copies of these documents may also be obtained by application to Companies House, Crown Way, Maindy, Cardiff CF14 3UZ, via email to enquiries@companies-house.gov.uk, or if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk

Date of publication	Description

30/11/2009	Resolutions passed at Annual General Meeting 2009
05/12/2009	TM01 – Appointment terminated Director David Morgan
10/12/2009	Annual Group Accounts made up to 30/06/2009
06/01/2010	TM01 – Appointment terminated Director David Jenkins
08/02/2010	Interim Accounts made up to 31/10/2009
12/02/2010	TM01 – Appointment terminated Director Paul Anderson
12/02/2010	TM01 – Appointment terminated Director Eileen Gail de Planque
12/04/2010	AP01 – Director appointed Malcolm William Broomhead
12/04/2010	AP01 – Director appointed Carolyn Judith Hewson
13/04/2010	CH01 – Director’s change of particulars Malcolm William Broomhead
14/04/2010	TM01 – Terminate Director appointment
02/08/2010	TM01 – Appointment terminated Director Donald Argus
02/08/2010	AR01 – Annual return 2010 including statement of capital

3.	Documents filed with the National Storage Mechanism (NSM)

Copies of the following documents were filed with the NSM on the dates indicated. These documents may be viewed at www.hemscott.com/nsm.do.

Date of filing	Description

21/09/10	2010 US Annual Report (Form 20-F)
22/09/10	2010 Annual Report, Summary Review, Sustainability Summary Report, Notice of AGM and Proxies

4.	Documents filed at the Securities and Exchange Commission (SEC)

The Company has filed a number of documents with SEC, as listed in 1. In addition, Form 20-F for the year ended 30 June 2010 was filed on with the SEC on 21 September 2010. These documents may be viewed on the SEC’s website at www.sec.gov

Copies of the 2010 Annual Reports, the Annual General Meeting documentation and 2010 Form 20-F can be found on the Company’s website www.bhpbilliton.com

For further information, please contact Elizabeth Hobley, Deputy Company Secretary, at the registered address (set out above).